United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces members of the Committee for Investigation and Chairperson for the Committee for Support and Recovery

Rio de Janeiro, February 1st, 2019 - Vale S.A. (“Vale”) announces that, following a selection process led by the international consulting company Korn Ferry, Vale’s Board of Directors confirmed on this date the final composition of its Extraordinary Independent Consulting Committee for Investigation (“CIAEA”) with the appointment of its new members. The Board also confirmed the appointment of the Chairperson of its Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”).

Extraordinary Independent Consulting Committee for Investigation (“CIAEA”)

Dr. Ellen Gracie (external independent member) — Former Minister of the Federal Supreme Court and of the Electoral Superior Court, President of the Special Committee for Investigation at Petrobras, President of the Special Committee for Investigation at Eletrobras.

Jean-Pierre Paul Rémy (external independent member) — 45 years of experience with analysis, investigation and review of dams, geotechnical and environmental aspects. Partner, since 1991 at Mecasolo Engenharia e Consultoria. Geotechnical engineer that acted as technical consultant to the Federal Public Prosecutors in the dam accident at Samarco, in Mariana.

Jose Francisco Compagno (external independent member) — Leadership Partner of the Forensic Department at EY since 2002, and Leadership Partner for Transaction Support from 2001 to 2005. Auditing Partner at KPMG from 1998 to 2001. Director of Auditing at Coopers & Lybrand Auditores Independentes from 1987 to 1998. Graduated in Accounting Sciences at FMU - SP. Member of the Executive Committee at EY from 2016 to 2017.

Isabella Saboya de Albuquerque —  Independent Member of the Board of Directors of Vale and Wiz Soluções, with previous roles at Jardim Botânico Investimentos, Investidor Profissional, Comissão de Valores Mobiliários (CVM) and Banco Icatu. Graduated in Economics from Pontifícia Universidade Católica do Rio de Janeiro (PUCRJ) and is certificated as CCI — Board Member by IBGC (Brazilian Insitute of Corporate Governance).

Eduardo de Oliveira Rodrigues Filho — Alternate Member of the Board of Directors of Vale, Member of the Finance Committee and Sustainability Committee, with solid experience in the mining industry. Graduated in Civil Engineering from PUC-RJ and specialization in Transporting Planning from University of Westminster.

Extraordinary Independent Consulting Committee for Support and Recovery (“CIAEAR”)

Leonardo Pereira (external independent member) — President at Comissão de Valores Mobiliários (CVM) from 2012 to 2017. Independent Advisor of the Oversight Advisory Committee of the World Health Organization. Engineer and economist. Masters in Administration by Warwick University and specialization by AOTs, Japan. Visiting Fellow at Harvard Law School for negotiation and corporate governance. Global experience of more than 25 years in the capital markets.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: February 1, 2019		Director of Investor Relations